SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 8)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
      INBEV SA             SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  BROUWERIJPLEIN 1            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 27 68 70      (011) (44) 20 7959-8900               BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                                 MARCH 23, 2005
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV SA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

----------------------

       1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,866 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 54.65% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

         Eugenie Patri Sebastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EMPRESA DE ADMINISTRACAO E PARTICIPACOES - ECAP
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV HOLDING BRASIL S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao",) which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        AMBREW S.A. (FORMERLY, TINSEL INVESTMENTS S.A.)
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,984 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,984 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.1%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Ambrew S.A. (formerly, Tinsel Investments S.A.) ("Ambrew") and InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with InBev Brasil and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW INTERNATIONAL B.V.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      7,866,181,882 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      33.4%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes to the 7,866,181,882 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 8 ("Amendment No. 8") amends the Schedule 13D originally filed on March 15, 2004, as amended by the Amendment No. 1 thereto filed on May 27, 2004 and Amendment No. 2 thereto filed on June 3, 2004, on behalf of InBev SA (formerly Interbrew S.A.), the Stichting Interbrew and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), and as amended by Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005 and Amendment No. 7 thereto filed on March 1, 2005, on behalf of InBev SA, the Stichting Interbrew, Eugenie Patri Sebastien S.A., Empresa de Administracao e Participacoes S.A. - ECAP, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.)("InBev Brasil"), Ambrew S.A. (formerly, Tinsel Investments S.A.) and Interbrew International B.V. ("IIBV") (these persons collectively referred to herein as the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev") (the Schedule 13D, as amended, is referred to herein as the "Schedule 13D"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4 andar, 04530-001, Sao Paulo, SP, Brazil.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended and supplemented as follows:

         (a), (h) In connection with the mandatory tender offer that InBev has made for the common shares of AmBev outstanding in the market (the "Offer"), on March 23, 2005, InBev issued a press release announcing that, due to, among other developments, certain Brazilian regulatory changes described in the press release, InBev might be able to accelerate settlement of the share payment option of the Offer from the 60 to 90 day period originally described in the Edital. A copy of the press release is attached hereto as Exhibit 2.19 and its contents are hereby incorporated by reference herein.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17 English translation of Edital (Invitation to Bid), dated February 14, 2005 (incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1,
               2005).

2.19           Press Release, dated March 23, 2005.

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                   INBEV SA


                                   by     /s/ Jo Van Biesbroeck
                                          --------------------------------
                                   Name:  Jo Van Biesbroeck
                                   Title: Chief Strategy & Business
                                          Development Officer


                                   by     /s/ Peter Vrijsen
                                          --------------------------------
                                   Name:  Peter Vrijsen
                                   Title: Chief People Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                   STICHTING INTERBREW


                                   by     /s/ Roberto Moses Thompson Motta
                                          -------------------------------------
                                   Name:  Roberto Moses Thompson Motta
                                   Title: Member of the Board


                                   by     /s/ Arnoud de Pret Roose de Calesberg
                                          -------------------------------------
                                   Name:  Arnoud de Pret Roose de Calesberg
                                   Title: Member of the Board

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                   EUGENIE PATRI SEBASTIEN S.A.


                                   by     /s/ Philippe de Spoelberch
                                          -------------------------------------
                                   Name:  Philippe de Spoelberch
                                   Title: Director


                                   by     /s/ Arnoud de Pret Roose de Calesberg
                                          -------------------------------------
                                   Name:  Arnoud de Pret Roose de Calesberg
                                   Title: Director


                                   by     /s/ Alexandre Van Damme
                                          -------------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                         EMPRESA DE ADMINISTRACAO E
                                         PARTICIPACOES S.A. - ECAP


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                         INBEV HOLDING BRASIL S.A.


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                         AMBREW S.A.


                                         by     /s/ Benoit Loore
                                                --------------------------------
                                         Name:  Benoit Loore
                                         Title: Director


                                         by     /s/ Jean Louis Van de Perre
                                                --------------------------------
                                         Name:  Jean Louis Van de Perre
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2005

                                         INTERBREW INTERNATIONAL B.V.


                                         by     /s/ Myriam Beatove y Calvera
                                                --------------------------------
                                         Name:  Myriam Beatove y Calvera
                                         Title: Director


                                         by     /s/ Philip Goris
                                                --------------------------------
                                         Name:  Philip Goris
                                         Title: Director

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).


2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

Exhibit No.    Description
-----------    -----------

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann,
               Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17 English translation of Edital (Invitation to Bid), dated February 14, 2005 (incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1,
               2005).

2.19           Press Release, dated March 23, 2005.